Syneron Medical Appoints Hugo Goldman as Chief Financial Officer

Yokneam, Israel – November 5, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced today that Hugo Goldman has been appointed Chief Financial Officer, effective immediately. Mr. Goldman replaces David Schlachet, who had been serving as interim Chief Financial Officer since August 2012.

Prior to joining Syneron, Mr. Goldman served as Chief Financial Officer of Retalix, Ltd., a leading global provider of software and services to high volume, high complexity retailers, that is dual-listed on the NASDAQ and Tel Aviv Stock Exchanges. During his tenure at Retalix, Mr. Goldman played a key role in helping Retalix to grow and improve profitability while developing and successfully executing a growth strategy for the future. He was instrumental in enhancing its global financial strengths and operating efficiencies and has extensive experience with the finance and investment communities.

From 2000 to 2007, Mr. Goldman was Chief Financial Officer at AxisMobile (listed on the AIM stock exchange in London), VocalTec Communications Ltd. (listed on the NASDAQ stock exchange) and Algorithmic Research Ltd. (subsidiary of NASDAQ listed company). From 1983 to 1999, he held several finance positions of increasing responsibility in Israel and the United States at Motorola Semiconductor (now Freescale Semiconductor Inc.), ultimately reaching the position Chief Financial Officer of the Company’s Israeli operations. Mr. Goldman began his career at the accounting firm Kesselman & Kesselman (now PricewaterhouseCoopers).

Mr. Goldman holds a bachelor’s degree in Accounting and Economics from the University of Tel-Aviv and an Executive MBA from Bradford University with distinction. He is a certified public accountant in Israel.

Louis P. Scafuri, Chief Executive Officer of Syneron, said, “We are pleased to welcome Hugo Goldman to the Syneron team. He has served as Chief Financial Officer of several global publicly traded companies, which has given him extensive experience in the areas of finance, business development, compliance, financial reporting and investor relations. He has also had responsibilities with information technology, logistics, human resources and legal departments, giving him a broad array of operational expertise. We believe he is ideally suited to help achieve our goal to continue driving growth while also improving our operating leverage and profitability profile.”

Michael Anghel, member of Syneron’s Board of Directors and Chairman of the Company’s Audit Committee, commented, “Hugo Goldman has a strong professional background with a track record of working closely with senior management and board members to design and implement successful operational strategies. He also has deep experience in financial reporting and compliance, which should allow for a smooth transition as he joins the Company.”

About Syneron Medical Ltd.

Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company’s aspiration and commitment to innovation expands Syneron’s offering beyond medical device into the largest in-demand applications in beauty - skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the company will not meet stated goals, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Hugo Goldman, Chief Financial Officer

Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com